December 21, 2007

Mr. Kevin L. Vaughn

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:      Stryker Corporation

            Form 10-K for the Year Ended December 31, 2006

            File No. 000-09165

Dear Mr. Vaughn:

This letter is in response to your letter dated December 7, 2007.  Your letter requested certain information in response to the comment set forth therein with respect to Stryker Corporation's (the Company) filing listed above.  For your convenience, we have restated your original comment prior to our response.  In our response, we have indicated that certain changes will be incorporated into our future filings.

Form 10-K for the Year Ended December 31, 2006

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Liquidity and Capital Resources, page 35

1)   We note your response to prior comment 2.  Please confirm our understanding that your applicable future filings will include disclosure of your investment policy and that you will also disclose information similar to the information contained in your response, such as the percentage and nature of the securities you hold for sale and what factors may affect the value of those securities, so that your investors will be able to have a clearer understanding of the assets that comprise your marketable securities.

Subject to changes in circumstances or its investment policy, the Company confirms that it will revise its Note 1 - Significant Accounting Policies in future filings to expand the disclosure of its investment policy as follows (change indicated in italics):

Cash Equivalents, Marketable Securities and Other Investments: Cash equivalents are highly liquid investments with a maturity of 3 months or less when purchased.  Marketable securities consist of marketable debt securities and certificates of deposit classified as available-for-sale.  Other investments, included within other assets in the consolidated balance sheets, consist of mutual funds, classified as trading, that are acquired to offset changes in certain liabilities related to deferred compensation arrangements and are expected to be used to settle these liabilities.

December 21, 2007

The Company's marketable securities and other investments are stated at fair value based on quoted market prices.  Adjustments to the fair value of marketable securities and other investments that are classified as available-for-sale are recorded as increases or decreases, net of income taxes, within accumulated other comprehensive gain (loss) in shareholders' equity.  Adjustments to the fair value of other investments that are classified as trading are recorded in earnings as offsets to the related changes in liabilities under deferred compensation arrangements.  The amortized cost of marketable debt securities classified as available-for-sale is adjusted for amortization of premiums and discounts to maturity computed under the effective interest method.  Such amortization is included in other income (expense) along with interest and realized gains and losses.  The cost of securities sold is determined by the specific identification method.

Pursuant to the Company's investment policy, all individual marketable security investments must maintain a minimum credit quality of single A (per Standard & Poor's) or A2 (per Moody's Corporation), while the overall portfolio of marketable securities must maintain a minimum average credit quality of double A (per Standard & Poor's) or Aa (per Moody's Corporation).

In addition, the Company will revise its Note 2 - Financial Instruments and Risk Management in future filings, when marketable securities are material to the Company's financial condition and material market risks (e.g. current subprime-mortgage securities market) are present, to include disclosure similar to the following:

As of ________________, 200_, approximately __% of the Company's investments in marketable securities were held in triple A rated (per Standard & Poor's) asset-backed debt securities, of which the majority related to investments in ___________.  At _____________, 200_, less than _% of the Company's investments in marketable securities were exposed to a risk of loss related to the declining value of the subprime-mortgage securities market.

In connection with its response to your letter, the management of the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures included with the Company's filings listed above and all periodic filings with the SEC.  Further, the management of the Company acknowledges that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filings and that the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

I trust that this letter adequately responds to your comment and request for certain information.  If you should require further information, please do not hesitate to contact me at (269) 385-7323.

Sincerely,

/s/ DEAN H. BERGY

Dean H. Bergy

Vice President and Chief Financial Officer

cc:        Stephen P. MacMillan

cc:        President and Chief Executive Officer